Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

AND FOR THE THREE-MONTH PERIOD THEN ENDED

PRESENTED ON COMPARATIVE BASIS

(In millions of Argentine Pesos (“$”))

Report on review of interim financial information

To the Shareholders, President and Directors of

Pampa Energía S.A.

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Pampa Energía S.A. and its subsidiaries ("the Group"), as at March 31, 2026, and the related condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month period then ended and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Autonomous City of Buenos Aires, May 6, 2026.

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Juan Manuel Gallego Tinto
Contador Público (U.N.C.) C.P.C.E.C.A.B.A. Tº 413 Fº 001

Free translation from the original prepared in Spanish for publication in Argentina

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCBA	Buenos Aires Stock Exchange
BNA	Banco de la Nación Argentina
BBL	Barrel
BO	Official Gazette
BOE	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de Inversiones de Energía S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CPB	Piedra Buena thermal power plant
CPI	Consumer's price index
CSJN	Argentina’ Supreme Court of Justice
CTB	CT Barragán S.A.
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma de la Lata
CTPP	Central Térmica Parque Pilar
EISA	Energía e Inversiones S.A.
ENARGAS	National Regulatory Authority of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
FEPASAU	Fértil Pampa S.A.U.
FTR	Five-Year Tariff Review
GASA	Generación Argentina S.A.
HIDISA	Hidroeléctrica Diamante S.A.

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IPIM	Wholesale Domestic Price Index
LNG	Liquefied Natural Gas
m3	Cubic meters
MAT	WEM’s Forward Market
MW	Megawatt
MWh	Megawatt - hour
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
Oldelval	Oleoductos del Valle S.A.
OPGSA	Operaciones de Petróleo y Gas S.A. (formerly Autotrol Renovables S.A.)
PB18	Pampa Bloque 18
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.p.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PISA	Pampa Inversiones S.A.
POSA	Petrobras Operaciones S.A.
RDA	Rincón de Aranda
RIGI	Incentive Regime for Large Investments

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SE	Secretary of Energy
SESA	Southern Energy S.A.
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Tn/d	Tons per day
Tn/y	Tons per year
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
VAR	Vientos de Arauco Renovables S.A.U.
VMOS	VMOS S.A.
WEM	Wholesale Electrical Market
$	Argentine Pesos

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2026	03.31.2025

Revenue	8	807,831	438,715
Cost of sales	9	(548,251)	(301,010)
Gross profit		259,580	137,705

Selling expenses	10.1	(35,687)	(22,490)
Administrative expenses	10.2	(61,109)	(45,055)
Exploration expenses	10.3	(143)	(58)
Other operating income	10.4	12,492	35,473
Other operating expenses	10.4	(26,467)	(23,711)
Impairment of intangible assets and inventories		(1,339)	(807)
Impairment of financial assets		(1,488)	(212)
Share of profit from associates and joint ventures	5.1.2	93,833	48,144
Operating income		239,672	128,989

Financial income	10.5	5,048	35,494
Financial costs	10.5	(55,582)	(42,844)
Other financial results	10.5	9,892	38,050
Financial results, net		(40,642)	30,700
Profit before income tax		199,030	159,689
Income tax	10.6	97,637	3,029
Profit of the period		296,667	162,718

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		(155,242)	158,061
Items that may be reclassified to profit or loss
Derivative financial instruments (1)		(325,520)	-
Income tax		113,932	-
Exchange differences on translation		60,897	17,670
Other comprehensive income (loss) of the period		(305,933)	175,731
Total comprehensive income (loss) of the period		(9,266)	338,449

(1)	See Note 12.7.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2026	03.31.2025
Total profit of the period attributable to:

Owners of the company		293,366	161,886
Non-controlling interest		3,301	832
		296,667	162,718

Total comprehensive income (loss) of the period attributable to:

Owners of the Company		(11,911)	337,232
Non-controlling interest		2,645	1,217
		(9,266)	338,449

Earnings per share attributable to equity holders of the Company:

Total basic and diluted earning per share	13.2	215.71	119.03

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2026	12.31.2025
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	4,675,860	4,805,587
Intangible assets	11.2	122,835	130,376
Right-of-use assets		40,958	51,992
Deferred tax asset	11.3	404,919	62,442
Investments in associates and joint ventures	5.1.2	1,742,656	1,541,388
Financial assets at fair value through profit and loss	12.1	45,853	48,275
Other assets		416	467
Trade and other receivables	12.2	91,414	63,031
Total non-current assets		7,124,911	6,703,558

CURRENT ASSETS
Inventories	11.4	328,403	335,514
Financial assets at fair value through profit and loss	12.1	610,023	533,116
Derivative financial instruments		-	75,562
Trade and other receivables	12.2	1,308,045	893,726
Cash and cash equivalents	12.3	326,131	1,054,459
Total current assets		2,572,602	2,892,377
Total assets		9,697,513	9,595,935

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2026	12.31.2025
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,360	1,360
Share capital adjustment		7,127	7,126
Share premium		21,217	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		20	21
Treasury shares cost		(67,774)	(67,788)
Legal reserve		62,426	65,723
Voluntary reserve		3,314,070	3,489,126
Other reserves		1,699	3,497
Other comprehensive income		996,430	1,201,897
Retained earnings		883,440	511,531
Equity attributable to owners of the company		5,220,019	5,232,447
Non-controlling interest		14,981	12,336
Total equity		5,235,000	5,244,783

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	100,874	145,551
Income tax and minimum notional income tax provision	11.6	36,139	38,534
Deferred tax liability	11.3	63,246	81,493
Tax liabilities	11.7	304,225	309,156
Defined benefit plans		40,450	38,417
Borrowings	12.4	2,545,598	2,683,747
Trade and other payables	12.5	111,825	124,931
Total non-current liabilities		3,202,357	3,421,829

CURRENT LIABILITIES
Provisions	11.5	18,837	18,552
Income tax liability	11.6	271,912	120,939
Tax liabilities	11.7	95,465	81,473
Defined benefit plans		8,998	9,279
Salaries and social security payable		32,559	52,327
Derivative financial instruments		250,689	-
Borrowings	12.4	53,821	69,942
Trade and other payables	12.5	527,875	576,811
Total current liabilities		1,260,156	929,323
Total liabilities		4,462,513	4,351,152
Total liabilities and equity		9,697,513	9,595,935

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income (loss)	Unappropiated retained earnings	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2024	1,360	7,126	19,950	4	21	(211)	46,616	1,708,688	2,475	839,025	766,073	3,391,127	9,167	3,400,294
Stock compensation plans	-	-	-	-	-	-	-	-	372	-	-	372	-	372
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	161,886	161,886	832	162,718
Other comprehensive income for the three-month period	-	-	-	-	-	-	1,897	69,540	-	52,754	51,155	175,346	385	175,731
Balance as of March 31, 2025	1,360	7,126	19,950	4	21	(211)	48,513	1,778,228	2,847	891,779	979,114	3,728,731	10,384	3,739,115
Voluntary reserve constitution	-	-	-	-	-	-	-	766,073	-	-	(766,073)	-	-	-
Treasury shares acquisition	-	-	-	-	-	(67,577)	-	-	-	-	-	(67,577)	-	(67,577)
Stock compensation plans	-	-	-	-	-	-	-	-	650	-	-	650	-	650
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(1,884)	(1,884)
Profit for the complementary nine-month period	-	-	-	-	-	-	-	-	-	-	333,903	333,903	571	334,474
Other comprehensive income for the complementary nine-month period	-	-	-	-	-	-	17,210	944,825	-	310,118	(35,413)	1,236,740	3,265	1,240,005
Balance as of December 31, 2025	1,360	7,126	19,950	4	21	(67,788)	65,723	3,489,126	3,497	1,201,897	511,531	5,232,447	12,336	5,244,783
Stock compensation plans	-	1	1,267	-	(1)	14	-	-	(1,798)	-	-	(517)	-	(517)
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	293,366	293,366	3,301	296,667
Other comprehensive income for the three-month period	-	-	-	-	-	-	(3,297)	(175,056)	-	(205,467)	78,543	(305,277)	(656)	(305,933)
Balance as of March 31, 2026	1,360	7,127	21,217	4	20	(67,774)	62,426	3,314,070	1,699	996,430	883,440	5,220,019	14,981	5,235,000

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2026	03.31.2025
Cash flows from operating activities:
Profit of the period		296,667	162,718
Adjustments to reconcile net profit to cash flows from operating activities	14.1	46,668	8,017
Changes in operating assets and liabilities	14.2	(673,565)	(76,850)
Net cash (used in) generated by operating activities		(330,230)	93,885

Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(377,845)	(164,292)
Collection for sales of public securities and shares, net		122,428	147,374
(Suscription) Recovery of mutual funds, net		(12,432)	237
Capital integration in companies		(23,277)	(33,327)
Payment for right-of-use		-	(553)
Dividends collection		375	-
Net cash used in investing activities		(290,751)	(50,561)

Cash flows from financing activities:
Proceeds from borrowings	12.4	-	47,700
Payment of borrowings	12.4	(32,581)	(74,142)
Payment of borrowings interests	12.4	(30,524)	(39,094)
Repurchase and redemption of corporate bonds	12.4	(2,832)	(377,408)
Payments of leases		(7,935)	(968)
Net cash used in financing activities		(73,872)	(443,912)

Decrease in cash and cash equivalents		(694,853)	(400,588)

Cash and cash equivalents at the beginning of the year	12.3	1,054,459	761,231
Exchange and conversion difference generated by cash and cash equivalents		(33,475)	26,773
Decrease in cash and cash equivalents		(694,853)	(400,588)
Cash and cash equivalents at the end of the period	12.3	326,131	387,416

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company is an Argentine company, which participates in the energy sector, mainly in the production of oil and gas and power generation.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, reaching a production level in the three-month period ended March 31, 2026 of 13.8 million m3/day of natural gas and 19.2 thousand boe/day of oil in 9 productive areas and 2 exploratory areas in Argentina. Its main production blocks are located in the Province of Neuquén. Additionally, the Company participates in SESA, an entity dedicated to natural gas liquefaction.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,472 MW installed capacity as of March 31, 2026, which represents approximately 12% of Argentina’s installed capacity, and being one of the largest independent generators in the country.

In the petrochemicals segment, the Company operates 2 high-complexity plants in Argentina producing styrene, synthetic rubber and polystyrene, with a share ranging between 83% and 100%, in the domestic market.

Finally, through the holding, transportation and others segment, the Company participates in the electricity transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,446 km high-voltage electricity transmission network in Argentina with an 86% market share of Argentina’s high-voltage transmission lines. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Additionally, the Company participates in VMOS, an entity that will operate an oil pipeline connecting Vaca Muerta with an offshore export port. Finally, the segment includes advisory services provided to related companies.

1.2 Economic context in which the Company operates

The Company operates in an economic context which main variables are experiencing volatility as a result of political and economic events both in the domestic and international spheres.

During the first quarter of 2026, the Argentine economy continued to undergo an economic stabilization process and recorded a cumulative 9.4% inflation, with monthly levels of around 3%, considering the CPI.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

At the international level, during the first quarter of 2026 geopolitical tensions in the Middle East intensified due to the military conflict in the region, affecting the international energy market. In particular, attacks on energy infrastructure and the disruption of maritime traffic through the Strait of Hormuz, a strategic corridor for oil trade, led to restrictions on crude oil production and exports, and increased logistics costs which in turn drove the rebound in Brent crude oil prices in the international market.

During the first quarter of 2026, Brent crude oil prices recorded a significant increase, rising from levels close to US$ 60/bbl in early 2026 to values above US$ 100/bbl by the end of March 2026.

In this context, during the first quarter of 2026 international organizations revised their estimates for the global economy, adjusting inflation forecasts upward and moderating global growth prospects for the current fiscal year.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Condensed Interim Financial Statements and it is not possible to foresee the macroeconomic and financial situation of Argentina or the international context’ evolution or what new measures might be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s Consolidated Condensed Interim Financial Statements should be read in light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

The main regulations applicable to the Company’s activities, identified during 2026, are detailed below. It is worth highlighting that this is not an exhaustive list of all regulations the Company is subject to.

2.1 Oil and Gas

2.1.1 Assignment of gas contracts with ENARSA

SE Resolution No. 54/26 extended by 180 calendar days the deadline for producers, opting into the assignment of ENARSA contracts to distributors and CAMMESA, to submit the corresponding notice to the SE. Distributors are required to opt in within the same term. In turn, ENARGAS will oversee the assignment and volume allocation process through a procedure to be determined jointly with ENARSA.

2.1.2 Compensation for Natural Gas consumption subsidies

ENARGAS Resolution No. 101/26 repealed ENARGAS Resolution No. 125/25 and approved a new reporting procedure related to the Focused Energy Subsidies (SEF) regime created by Executive Order No. 943/25 under the unification of national energy subsidies and the elimination of income-level segmentation, to be replaced by a user allocation scheme distinguishing between subsidized and non-subsidized users.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

However, ENARGAS Resolution No. 101/26 preserves the criterion whereby subsidy compensations are received by natural gas producers and applied as a deduction in billings to distributors.

Within the framework of the new SEF regime, PEN Executive Order No. 26/26 provides that the price awarded to each producer participating in the Gas.Ar Plan may be above, below or in line with the Uniform Annual Price (“PAU”), depending on the time of year and taking into account the applicable seasonal adjustment factor.

In the months in which the PAU is higher than the Gas.Ar Plan price, the difference will be recorded as a credit balance, which will be applied to offset the months in which the opposite situation occurs. This mechanism will under no circumstances affect the price receivable by producers under the Gas.Ar Plan. Along the same line, SE Resolution No. 23/26 establishes the PAU to be passed on to end users under the natural gas supply agreements entered into under the Gas.Ar Plan.

2.2 Generation

2.2.1 MAT Regime

On March 27, 2026, SE Resolution No. 78/26 amended SE Resolution No. 400/25 and, effective April 1, 2026, permanently established the monthly filing regime for energy and capacity contracts within the WEM with a minimum of 5 days’ advance notice.

2.2.2 Energy Plus Contracts

As of March 31, 2026, the Company no longer markets capacity and energy under Energy Plus contracts.

2.2.3 Remuneration for assigned generation

SE Resolution No. 34/26 updated the remuneration values for assigned generation, establishing 2% increases applicable to the economic transactions for January 2026. The maximum WEM spot price for January 2026 amounted to $14,669/MWh.

2.3 Gas Transportation

2.3.1 TGS’s Tariff situation

As part of the monthly updates to natural gas transportation tariffs, in 2026 TGS received monthly increases of 2.03%, 2.63%, 2.27%, and 1.94%, effective January through April 2026, respectively.

2.3.2 Contractual reorganization

Under Executive Order No. 49/26, the Federal Government extended the emergency in the National Energy Sector for the natural gas transportation and distribution segments until December 31, 2027.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Within that framework, SE Resolution No. 66/26 provided for the reconfiguration of the Republic of Argentina’s natural gas transportation system aiming to optimize use, ensure adequate supply and improve the system’s operational efficiency. It also instructed ENARGAS to adjust tariff schemes, service regulations and capacity allocation mechanisms under its regulatory authority, while preserving the revenue determined in the FTR as an essential condition.

On April 14, 2026, ENARGAS Resolution No. 409/26 instructed licensees to enter into new firm transportation contracts, effective May 2026, in line with the guidelines set forth in SE Resolution No. 66/26. It also recognized the firm nature of certain exchange and displacement contracts specified in the resolution.

On April 29, 2026, through ENARGAS Resolution No. 448/26, the tariff schedules incorporating the reorganization were published. The application of such resolution did not have a significant impact on TGS’s financial position or results of operations.

2.4 Transmission

Transener and Transba tariff situation

Within the framework of the FTR carried out in 2025, ENRE continued applying the monthly tariff adjustment mechanism based on the CPI and IPIM indexes and established 1.88%, 2.55%, 2.07%, 1.61% and 2.35% tariff increases from January through May 2026, respectively.

2.5 Tax regulations

2.5.1 Income tax

Tax inflation adjustment

Law No. 27,802, published in the BO on March 6, 2026, establishes the adjustment of tax losses carryforwards generated in fiscal years beginning on or after January 1, 2025, inclusive, considering the variation in the CPI between the closing month of the fiscal year in which they arise and the closing month of the fiscal year being assessed.

2.5.2 Other Regimes

2.5.2.1 Hydrocarbon Export Duties Regime

Pursuant to PEN Executive Order No. 488/20, oil, natural gas and liquefied gas exports are exempt from export duties provided that the Brent crude oil price published by the SE at the end of each month is equal to or lower than US$ 45/bbl. Under this regime, the export duty rate is subject to a gradual increase of up to 8% as the reference price increases, reaching 8% when the price is equal to or higher than US$ 60/bbl.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

PEN Executive Order No. 59/26 updated the export duties regime applicable to crude oil and introduced a distinction between conventional and unconventional crude oil production. Under the updated regime, conventional crude oil exports are exempt from export duties when the international Brent crude oil price is equal to or lower than US$ 65/bbl, and are subject to a rate increasing gradually up to 8% according to a formula based on the increase in the reference price, reaching 8% when the price is equal to or higher than US$ 80/bbl. The Executive Order entered into effect on February 20, 2026, pursuant to SE Resolution No. 42/26.

As of March 31, 2026, crude oil and natural gas exports are subject to an 8% export duty rate.

2.5.2.2 RIGI amendment

Pursuant to Executive Order No. 105/26, dated February 19, 2026, the deadline to apply for the RIGI was extended until July 8, 2027. In addition, the decree expanded the list of eligible projects to include, among others: (i) the construction of infrastructure for the collection, treatment, processing, fractionation, and liquefaction of natural gas, as well as the transportation of natural gas intended for the export of liquefied natural gas; (ii) the exploration and production of new onshore liquid and gaseous hydrocarbon developments located in areas that, at the time of submitting the application for adhesion, do not have existing investments in exploration or production activities; and (iii) the exploration and production of new offshore liquid and gaseous hydrocarbon developments. Additionally, it set a minimum investment threshold of US$ 600 million for onshore developments and US$ 200 million for offshore developments.

Where activities not covered by the RIGI coexist within the same hydrocarbon area, segregation and traceability must be ensured through independent measurement systems and the Single Project Vehicle (“SPV”) must be the exclusive owner of the assets, rights, and operations associated with the RIGI-eligible project.

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2026 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in millions of pesos and were approved for their issuance by the Company’s Board of Directors on May 6, 2026.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the Consolidated Financial Statements as of December 31, 2025, which have been prepared under IFRS Accounting Standards.

14

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 3: (Continuation)

These Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2026 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the three-month period ended March 31, 2026, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2025, and for the three-month period ended March 31, 2025, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to the Consolidated Financial Statements´ figures disclosed for comparative purposes to keep the consistency in the presentation with the current period figures.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2025.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2026 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2026:

-	IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures” (amended in May 2024 and December 2024).
-	IMPROVEMENTS TO IFRS – Volume 11 (July 2024).

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective and not early adopted by the Company

Pursuant to CNV General Resolution No. 972/23, early application of IFRS accounting standards and/or amendments thereto is not permitted unless specifically permitted at the time of adoption.

As of March 31, 2026, the Company has not early applied the following standards and/or amendments:

-	IFRS 18 - “Presentation and Disclosure in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information faithfully representing an entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of income and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of performance measures defined by management. The standard is applicable retrospectively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The Company is currently analyzing the disclosure impact on the financial statements in relation to the application of the standard.

-	IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in May 2024. It allows for reduced disclosures for entities without public accountability that are subsidiaries of an entity preparing consolidated financial statements available for public use and in compliance with IFRS accounting standards. Subsequently, in August 2025, amendments were introduced reducing disclosure requirements related to supplier financing arrangements, lack of exchangeability of currency and international tax reform, and replacing disclosure requirements regarding management-defined performance measures with a cross-reference to IFRS 18 for entities using such measures. The standard and its amendments are effective for fiscal periods beginning on or after January 1, 2027, with early adoption permitted. The application of this standard will not impact the Company’s operating results or financial position.

-	IAS 21 - “Effects of Changes in Foreign Exchange Rates”: In November 2025, IAS 21 was amended regarding the translation of financial statements for presentation in a currency different from the functional currency, and certain disclosure requirements were introduced. In particular, for the translation from a non-hyperinflationary functional currency to a hyperinflationary presentation currency, it establishes that all amounts (assets, liabilities, equity items, income and expenses, including comparative information) are translated at the closing exchange rate. The amendments are retrospectively applicable for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Company is assessing the impact of applying the translation methodology on profit or loss, other comprehensive income arising from exchange differences on translation and comparative information.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: GROUP STRUCTURE

5.1 Interest in subsidiaries, associates and joint ventures

5.1.1 Subsidiaries information

Unless otherwise indicated, the country is also the principal place where the subsidiary carries out its activities.

			03.31.2026	12.31.2025
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Recursos Energéticos S.A.U.	Argentina	Generation	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
FEPASAU	Argentina	Fertilizers	100.00%	100.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP	Gran Cayman	Investment	100.00%	100.00%
OPGSA	Argentina	Oil	100.00%	100.00%
PAMPA E&P S.A.U.	Argentina	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.2 Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of millions of common shares with one vote per share:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
SESA	Gas treatment	03.31.2026	1,203	889	132,254	20.00%
VMOS	Hydrocarbon transportation	03.31.2026	159,133	(50,292)	527,382	10.20%
Joint ventures
CIESA (1)	Investment	03.31.2026	639	87,608	1,933,094	50.00%
Citelec (2)	Investment	03.31.2026	556	33,802	530,148	50.00%
CTB	Generation	03.31.2026	8,558	59,821	726,702	50.00%

(1) The Company holds a 50% interest in CIESA, a company that holds a 53.83% interest in TGS’s capital stock; therefore, the Company has a 26.91% interest in TGS.

As of March 31, 2026, TGS’s common shares and ADR traded on the BCBA and NYSE were listed at $ 10,150.00 and US$ 34.61, respectively, conferring Pampa’s holding an approximate market value of $ 2,056,352 million.

(2) The Company has a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of March 31, 2026, Transener’s common share price listed at the BCBA was $ 4,190.00, conferring Pampa’s indirect holding an approximate market value of $ 490,483 million.

The detail of the balances of investments in associates and joint ventures is as follows:

	03.31.2026	12.31.2025
Disclosed in non-current assets
Associates
SESA	26,451	17,315
VMOS	60,135	44,672
Total associates	86,586	61,987
Joint ventures
CIESA	1,027,645	899,846
Citelec	265,074	227,627
CTB	363,351	351,928
Total joint ventures	1,656,070	1,479,401
Total associates and joint ventures	1,742,656	1,541,388

18

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The following table shows the breakdown of the result from investments in associates and joint ventures:

	03.31.2026	03.31.2025
Associates
SESA	3,854	-
VMOS	1,194	-
Total associates	5,048	-

Joint ventures
CIESA	42,840	26,702
Citelec	16,035	8,222
CTB	29,910	13,220
Total joint ventures	88,785	48,144
Total associates and joint ventures	93,833	48,144

The evolution of investments in associates and joint ventures is as follows:

	03.31.2026	03.31.2025
At the beginning of the year	1,541,388	1,024,769
Capital integration	23,277	33,327
Share of profit	93,833	48,144
Exchange differences on translation	84,158	78,185
At the end of the period	1,742,656	1,184,425

5.1.3 CIESA - TGS

Perito Moreno Gas Pipeline (GPM) Expansion

In March 2026, TGS conducted a public call for tenders to award incremental transport capacity associated with the expansion of the GPM. TGS received capacity demand requests for more than 32 million m³/day. On April 15, 2026, 5.4 million m³/day were awarded. The remaining capacity will be offered and awarded by TGS in the upcoming months.

The Company and certain subsidiaries participated in TGS’s call and were awarded a total volume of 3.2 million m³/day over a 35-year term.

Weather event

During the period ended March 31, 2026, TGS recorded $ 3,384 million losses arising from expenses related to the weather event of March 7, 2025, which resulted in the flooding of the Cerri Complex, and received $ 11,865 million from insurance companies as an advance payment on account of the total settlement of the claim.

19

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.4 SESA

San Matías Pipeline Project

In addition to the gas liquefaction project to be developed by SESA, which includes the installation of two liquefaction vessels in the Gulf of San Matías, San Matías Pipeline S.A. (“SMP”) will be responsible for the construction and operation of a dedicated pipeline connecting gas production from Vaca Muerta, in Neuquén, to the Gulf of San Matías, in Río Negro, to supply the liquefaction vessels intended for LNG exports. The project involves the construction of a 36-inch diameter pipeline of approximately 470 km in length with a transportation capacity of up to 28 million m³/day. The Company will hold a 20% participation in the project.

5.2 Oil and gas participations

Assets and liabilities as of March 31, 2026 and December 31, 2025 and the production cost of the Joint Operations and Consortiums in which the Company participates corresponding to the three-month periods ended March 31, 2026 and 2025 are detailed below:

	03.31.2026	12.31.2025

Non-current assets	186,504	176,789
Current assets	11,724	11,724
Total assets	198,228	188,513

Non-current liabilities	60,718	60,718
Current liabilities	23,947	23,947
Total liabilities	84,665	84,665

	03.31.2026	03.31.2025
Production cost	19,907	24,662

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Operations and Consortiums.

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2025.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last fiscal year.

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates mainly in the production of oil and gas and power generation.

Through its own activities, subsidiaries and shareholdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas, the activities of Pampa Energía S.A. - Sucursal Dedicada Proyecto RDA and direct and indirect interest in SESA and PECSA.

Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III, PEPE IV and PEPE VI wind farms.

Petrochemicals, principally comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, principally consisting of our stake in joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, the direct and indirect interests in VMOS, Oldelval and OCP, holding activities, and other investment activities.

The Company manages its operating segment based on its individual net result in U.S. dollars.

21

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the three-month period ended March 31, 2026	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	111	279	53	8	-	451	634,638
Revenue - foreign market	87	-	35	-	-	122	173,193
Intersegment revenue	49	-	-	-	(49)	-	-
Cost of sales	(178)	(170)	(81)	-	49	(380)	(548,251)
Gross profit	69	109	7	8	-	193	259,580

Selling expenses	(22)	(1)	(3)	-	-	(26)	(35,687)
Administrative expenses	(21)	(11)	(2)	(10)	-	(44)	(61,109)
Exploration expenses	-	-	-	-	-	-	(143)
Other operating income	2	4	-	3	-	9	12,492
Other operating expenses	(3)	(5)	(5)	(6)	-	(19)	(26,467)
Impairment of intangible assets and inventories	(1)	-	-	-	-	(1)	(1,339)
Impairment of financial assets	(1)	-	-	-	-	(1)	(1,488)
Share of profit from associates and joint ventures	3	21	-	43	-	67	93,833
Operating income	26	117	(3)	38	-	178	239,672

Financial income	-	4	-	-	-	4	5,048
Financial costs	(25)	(9)	-	(5)	-	(39)	(55,582)
Other financial results	10	20	(9)	(14)	-	7	9,892
Financial results, net	(15)	15	(9)	(19)	-	(28)	(40,642)
Profit (Loss) before income tax	11	132	(12)	19	-	150	199,030

Income tax	94	(42)	4	10	-	66	97,637
Profit (Loss) of the period	105	90	(8)	29	-	216	296,667

Depreciation and amortization	87	35	-	-	-	122	173,620

22

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the three-month period ended March 31, 2026	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	105	88	(8)	29	-	214	293,366
Non-controlling interest	-	2	-	-	-	2	3,301

Consolidated financial position information as of March 31, 2026
Assets	2,977	2,691	139	1,275	(65)	7,017	9,697,513
Liabilities	2,184	581	59	469	(65)	3,228	4,462,513

Net book values of property, plant and equipment (1)	2,013	1,336	-	35	-	3,384	4,675,860

Additional consolidated information as of March 31, 2026
Increases in property, plant and equipment, intangible assets and right-of-use assets	196	2	-	1	-	199	277,481

(1)	Assets located in Argentina.

23

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the three-month period ended March 31, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	94	194	57	7	-	352	372,894
Revenue - foreign market	26	1	35	-	-	62	65,821
Intersegment revenue	26	-	-	-	(26)	-	-
Cost of sales	(118)	(103)	(90)	-	26	(285)	(301,010)
Gross profit	28	92	2	7	-	129	137,705

Selling expenses	(17)	(1)	(3)	-	-	(21)	(22,490)
Administrative expenses	(21)	(11)	(2)	(9)	-	(43)	(45,055)
Exploration expenses	-	-	-	-	-	-	(58)
Other operating income	4	6	19	3	-	32	35,473
Other operating expenses	(3)	(1)	(4)	(14)	-	(22)	(23,711)
Impairment of intangible assets and inventories	-	-	-	-	-	-	(807)
Impairment of financial assets	-	-	-	-	-	-	(212)
Share of profit from associates and joint ventures	-	13	-	33	-	46	48,144
Operating income	(9)	98	12	20	-	121	128,989

Financial income	-	6	27	-	-	33	35,494
Financial costs	(25)	(12)	-	(4)	-	(41)	(42,844)
Other financial results	(4)	31	(1)	11	-	37	38,050
Financial results, net	(29)	25	26	7	-	29	30,700
Profit (Loss) before income tax	(38)	123	38	27	-	150	159,689

Income tax	(11)	2	4	9	-	4	3,029
Profit (Loss) of the period	(49)	125	42	36	-	154	162,718

Depreciation and amortization	52	31	1	-	-	84	89,297

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the three-month period ended March 31, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	(49)	124	42	36	-	153	161,886
Non-controlling interest	-	1	-	-	-	1	832

Consolidated financial position information as of December 31, 2025
Assets	2,513	3,046	147	931	(43)	6,594	9,595,935
Liabilities	1,737	668	73	554	(43)	2,989	4,351,152
		-
Net book values of property, plant and equipment (1)	1,896	1,370	-	37	-	3,303	4,805,587

Additional consolidated information as of March 31, 2025
Increases in property, plant and equipment, intangible assets and right-of-use assets	147	9	3	3	-	162	169,875

(1)	Assets located in Argentina.

25

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	03.31.2026	03.31.2025

Gas sales	124,548	100,130
Oil sales	150,656	23,796
Other sales	3,217	3,615
Oil and gas sales subtotal (1)	278,421	127,541

Energy sales in spot market	229,468	79,998
Energy sales by supply contracts	138,823	95,936
Fuel supply	21,958	28,261
Other sales	2,742	2,619
Generation sales subtotal	392,991	206,814

Products from catalytic reforming sales	55,095	45,049
Styrene sales	19,016	13,920
Synthetic rubber sales	24,769	21,097
Polystyrene sales	25,202	16,838
Other sales	419	265
Petrochemicals sales subtotal	124,501	97,169

Technical assistance and administration services sales	11,805	7,119
Other sales	113	72
Holding, Transportation and others subtotal	11,918	7,191
Total revenue (2)(3)	807,831	438,715

Total revenue	807,831	438,715

(1)	See Note 12.7.

(2)	Revenues from CAMMESA represent 41% and 44% of total revenues from sales for the three-month periods ended March 31, 2026 and 2025, respectively, and correspond mainly to the Oil and gas and Generation segments.

(3)	Including $ 11,119 million and $ 2,018 million in the Oil and gas segment and $ 2,059 million and $ 2,078 million in the Petrochemical segment corresponding to export duties for the three-month periods ended March 31, 2026 and 2025, respectively.

26

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	03.31.2026	03.31.2025
Inventories at the beginning of the year	335,514	230,095

Plus: Charges of the period
Purchases of inventories, energy and gas	169,378	102,918
Salaries and social security charges	30,015	24,665
Employees benefits	3,823	3,790
Defined benefit plans	835	1,050
Works contracts, fees and compensation for services	50,739	34,453
Property, plant and equipment depreciation	160,749	85,309
Intangible assets amortization	1,242	1,064
Right-of-use assets amortization	8,645	525
Energy transportation	2,361	3,697
Transportation and freights	18,623	11,195
Consumption of materials	7,144	7,401
Penalties	3,016	657
Maintenance	23,464	16,646
Canons and royalties	48,133	21,623
Environmental control	1,674	1,438
Rental and insurance	9,573	5,359
Surveillance and security	2,756	2,389
Taxes, rates and contributions	4,525	841
Other	1,215	1,280
Total charges of the period	547,910	326,300

Exchange differences on translation	(6,770)	12,381

Less: Inventories at the end of the period	(328,403)	(267,766)
Total cost of sales	548,251	301,010

27

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	03.31.2026	03.31.2025
Salaries and social security charges	1,809	1,540
Employees benefits	60	40
Fees and compensation for services	1,164	513
Property, plant and equipment depreciation	-	2
Taxes, rates and contributions	4,571	4,017
Transportation and freights	27,691	15,619
Other	392	759
Total selling expenses	35,687	22,490

10.2 Administrative expenses

	03.31.2026	03.31.2025
Salaries and social security charges	24,804	18,814
Employees benefits	1,504	1,636
Defined benefit plans	1,903	2,374
Fees and compensation for services	19,396	10,768
Compensation agreements	-	372
Directors' and Syndics' fees	1,865	1,514
Property, plant and equipment depreciation	2,984	2,397
Consumption of materials	113	190
Maintenance	915	871
Transport and per diem	765	417
Rental and insurance	193	154
Surveillance and security	421	386
Taxes, rates and contributions	4,539	3,162
Communications	496	255
Other	1,211	1,745
Total administrative expenses	61,109	45,055

10.3 Exploration expenses

	03.31.2026	03.31.2025
Geological and geophysical expenses	143	58
Total exploration expenses	143	58

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	03.31.2026	03.31.2025
Other operating income
Insurance recovery	2,662	9,260
Results for property, plant and equipment sale	406	-
Recovery of provision for contingencies	145	18,292
Dividends received	3,424	-
Commercial interests	4,993	3,322
Other	862	4,599
Total other operating income	12,492	35,473

Other operating expenses
Provision for contingencies	(5,626)	(11,093)
Provision for environmental remediation	(416)	(77)
Results for property, plant and equipment derecognition	(3,506)	-
Tax on bank transactions	(7,667)	(7,218)
Donations and contributions	(749)	(508)
Institutional promotion	(381)	(405)
Costs of concessions agreements completion	(788)	(218)
Incident costs	(685)	-
Other	(6,649)	(4,192)
Total other operating expenses	(26,467)	(23,711)

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	03.31.2026	03.31.2025
Financial income
Financial interests	4,944	35,269
Other interests	104	225
Total financial income	5,048	35,494

Financial costs
Financial interests (1)	(45,831)	(36,966)
Commercial interests	(1)	(21)
Fiscal interests	(7,471)	(4,568)
Other interests	(17)	(181)
Bank and other financial expenses	(2,262)	(1,108)
Total financial costs	(55,582)	(42,844)

Other financial results
Foreign currency exchange difference, net	(3,749)	5,948
Changes in the fair value of financial instruments	15,396	33,946
Result from present value measurement	(2,193)	(2,279)
Result from repurchase of CB	354	71
Other financial results	84	364
Total other financial results	9,892	38,050

Total financial results, net	(40,642)	30,700

(1) Net of $ 4,570 million borrowing costs capitalized in property, plant and equipment corresponding to the three-month period ended March 31, 2026. There are no borrowing costs capitalized in the three-month period ended March 31, 2025.

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	03.31.2026	03.31.2025
Current tax	156,666	55,387
Deferred tax	(254,303)	(58,464)
Difference between previous fiscal year income tax provision and the income tax statement	-	48
Total income tax - Profit	(97,637)	(3,029)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	03.31.2026	03.31.2025
Profit before income tax	199,030	159,689
Current income tax rate	35%	35%
Income tax at the statutory tax rate	69,661	55,891
Share of profit from companies	(32,841)	(16,851)
Non-taxable results	(1,433)	(693)
Effects of exchange differences and other results associated with the valuation of the currency, net	(63,093)	28,642
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(156,576)	(99,387)
Effect for tax inflation adjustment	67,909	34,369
Non-deductible cost	1,776	2,148
Impairment of deferred assets	4	124
Other	16,956	(7,272)
Total income tax - Profit	(97,637)	(3,029)

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Transfers	Decreases	Traslation effect	At the end

Lands	15,313	-	-	-	(768)	14,545
Buildings	258,531	-	346	-	(12,959)	245,918
Vehicles	12,488	887	-	-	(561)	12,814
Furniture and fixtures, tools and software and communication equipment	79,915	789	1,175	(231)	(3,730)	77,918
Thermal generation plants	1,874,712	188	7,121	(3,617)	(94,180)	1,784,224
Renewable generation plants	1,032,611	49	1	-	(50,111)	982,550
Mining property, wells and drilling equipment	3,715,256	-	90,794	-	(190,050)	3,616,000
Drilling and work in progress	913,848	274,939	(99,437)	(2)	(44,364)	1,044,984
Other goods	756	-	-	-	(39)	717
Total at 03.31.2026	7,903,430	276,852	-	(3,850)	(396,762)	7,779,670
Total at 03.31.2025	4,525,269	169,159	-	(1)	187,197	4,881,624

(1) Includes $ 4,570 million of borrowing costs capitalized for the three-month period ended March 31, 2026. There are no borrowing costs capitalized in the three-month period ended March 31, 2025.

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	For the period	Traslation effect	At the end	At the end	At 12.31.2025

Lands	-	-	-	-	-	14,545	15,313
Buildings	(113,562)	-	(2,559)	5,746	(110,375)	135,543	144,969
Vehicles	(9,214)	-	(369)	395	(9,188)	3,626	3,274
Furniture and fixtures, tools and software and communication equipment	(57,755)	229	(2,147)	2,637	(57,036)	20,882	22,160
Thermal generation plants	(924,355)	113	(32,002)	47,189	(909,055)	875,169	950,357
Renewable generation plants	(162,656)	-	(12,991)	6,793	(168,854)	813,696	869,955
Mining property, wells and drilling equipment	(1,829,565)	-	(113,662)	94,627	(1,848,600)	1,767,400	1,885,691
Drilling and work in progress	-	-	-	-	-	1,044,984	913,848
Other goods	(736)	-	(3)	37	(702)	15	20
Total at 03.31.2026	(3,097,843)	342	(163,733)	157,424	(3,103,810)	4,675,860
Total at 03.31.2025	(1,834,736)	1	(87,708)	(75,932)	(1,998,375)	2,883,249
Total at 12.31.2025							4,805,587

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases	Impairment	Traslation effect
					At the end

Concession agreements	2,692	-	-	(135)	2,557
Goodwill	50,354	-	-	(2,526)	47,828
Intangible identified in acquisitions of companies	100,795	-	-	(5,057)	95,738
Digital assets	1,623	629	(391)	(109)	1,752
Total at 03.31.2026	155,464	629	(391)	(7,827)	147,875
Total at 03.31.2025	113,512	664	(434)	4,633	118,375

	Amortization
Type of good	At the beginning	For the period	Traslation effect
				At the end

Concession agreements	(2,692)	-	135	(2,557)
Intangible identified in acquisitions of companies	(22,396)	(1,242)	1,155	(22,483)
Total at 03.31.2026	(25,088)	(1,242)	1,290	(25,040)
Total at 03.31.2025	(14,342)	(1,064)	(602)	(16,008)

	Net book values
Type of good	At the end	At 12.31.2025

Goodwill	47,828	50,354
Intangible identified in acquisitions of companies	73,255	78,399
Digital assets	1,752	1,623
Total at 03.31.2026	122,835
Total at 03.31.2025	102,367
Total at 12.31.2025		130,376

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	03.31.2026	12.31.2025
Tax loss carryforwards	11,644	1,958
Property, plant and equipment, right-of-use assets, intangible assets and inventories	267,620	138,377
Derivative financial instruments	89,499	-
Trade and other receivables	276	296
Provisions and other non-deductible liabilities	70,540	80,806
Other assets	5,829	5,494
Deferred tax asset	445,408	226,931
Property, plant and equipment, intangible assets and inventories	(64,022)	(167,773)
Investments in companies	(15,756)	(14,832)
Financial assets at fair value through profit and loss	(22,701)	(28,945)
Derivative financial instruments	-	(23,593)
Trade and other receivables	(1,232)	(2,719)
Provisions and other non-deductible liabilities	(24)	(8,120)
Deferred tax liability	(103,735)	(245,982)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the Consolidated Condensed Interim Statement of Financial Position:

	03.31.2026	12.31.2025
Deferred tax asset, net	404,919	62,442
Deferred tax liability, net	(63,246)	(81,493)

35

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	03.31.2026	12.31.2025
Current
Materials and spare parts	225,121	229,357
Advances to suppliers	16,874	13,326
In process and finished products	86,408	92,831
Total (1)	328,403	335,514

(1) It includes impairment loss as a result of the performed recoverability assessment for $ 948 million (US$ 0.66 million), $ 373 million (US$ 0.37 million) and $ 367 million (US$ 0.36 million) for the three-month periods ended March 31, 2026 and 2025 and for the year ended December 31, 2025, respectively.

11.5 Provisions

	03.31.2026	12.31.2025
Non-current
Contingencies	35,799	77,937
Asset retirement obligation and wind turbines decommisioning	40,390	41,624
Environmental remediation	24,685	25,990
Total non-current	100,874	145,551

Current
Contingencies	167	-
Asset retirement obligation and wind turbines decommisioning	6,500	6,877
Environmental remediation	5,026	5,319
Other provisions	7,144	6,356
Total current	18,837	18,552

36

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	03.31.2026
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	77,937	48,501	31,309
Increase	5,550	875	129
Utilization	(45,154)	(33)	(29)
Exchange differences on translation	(2,248)	(2,453)	(1,532)
Decrease	(119)	-	(166)
At the end of the period	35,966	46,890	29,711

	03.31.2025
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	98,546	30,350	18,465
Increase	10,797	680	1,516
Utilization	(1,874)	-	(1)
Exchange differences on translation	3,099	1,228	713
Decrease	(47,520)	(426)	(407)
At the end of the period	63,048	31,832	20,286

Provision for lawsuits and contingencies

In the claim initiated by POSA for alleged breaches of the Assignment Agreement entered into in 2016, on March 31, 2026, the National Court of Appeals in Commercial Matters disallowed the nullity appeal filed by the Company against the Final Award.

37

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	03.31.2026	12.31.2025
Non-current
Income tax	33,737	32,508
Minimum notional income tax	2,402	6,026
Total non-current	36,139	38,534

Current
Income tax	271,912	120,939
Total current	271,912	120,939

11.7 Tax liabilities

	03.31.2026	12.31.2025
Non-current
Payment plans	304,225	309,156
Total non-current	304,225	309,156

Current
Value added tax	10,453	3,460
Personal assets tax provision	19,870	15,770
Tax withholdings to be deposited	19,455	16,002
Payment plans	20,485	19,907
Royalties	22,643	17,186
Other	2,559	9,148
Total current	95,465	81,473

38

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 Financial assets at fair value through profit and loss

	03.31.2026	12.31.2025
Non-current
Shares	45,853	48,275
Total non-current	45,853	48,275

Current
Government securities	545,112	448,832
Corporate bonds	34,409	68,219
Shares	7,012	4,042
Mutual funds	23,490	12,023
Total current	610,023	533,116

12.2 Trade and other receivables

	03.31.2026	12.31.2025
Non-current
Receivables	30,204	-
Trade receivables	30,204	-

Advances to suppliers	61,029	60,604
Tax credits	54	50
Prepaid expenses	67	1,723
Contractual indemnity receivable	-	592
Guarantee deposits	3	4
Other	57	58
Other receivables	61,210	63,031
Total non-current	91,414	63,031

39

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	03.31.2026	12.31.2025
Current
Receivables		332,809	361,965
CAMMESA		229,104	171,648
Related parties	16	11,871	11,577
Impairment of financial assets		(7,081)	(29,085)
Trade receivables, net		566,703	516,105

Related parties	16	3,918	6,659
Tax credits		118,709	84,377
Advances to suppliers		-	44
Prepaid expenses		50,667	26,730
Guarantee deposits (1)		521,842	207,186
Expenses to be recovered		248	4,681
Insurance to be recovered		-	173
Receivables for sale of assets		12,438	13,095
GasAr Plan		20,338	22,904
Advances to employees		767	656
Contractual indemnity receivable		2,836	2,783
Receivable for maintenance contract		1,115	878
Dividends to be received		3,049	-
Impairment of other receivables		(779)	(1,008)
Other		6,194	8,463
Other receivables, net		741,342	377,621

Total current		1,308,045	893,726

(1)	Includes guarantee deposits on derivative financial instruments amounting for $ 519,701 million and $ 205,627 million as of March 31, 2026, and December 31, 2025, respectively.

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

40

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	03.31.2026	03.31.2025
At the beginning of the year	29,085	833
Increase	5,988	128
Decrease	(4,359)	-
Reclasification	(23,549)	-
Exchange differences on translation	(84)	2
At the end of the period	7,081	963

The movements in the impairment of other receivables are as follows:

	03.31.2026	03.31.2025
At the beginning of the year	1,008	14
Increase	732	2
Decrease	(913)	(1)
Exchange differences on translation	(48)	1
At the end of the period	779	16

12.3 Cash and cash equivalents

	03.31.2026	12.31.2025
Cash	277	291
Banks	177,420	487,206
Term deposit	10,053	16
Mutual funds	138,381	566,946
Total	326,131	1,054,459

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.4 Borrowings

	03.31.2026	12.31.2025
Non-current
Financial borrowings	62,190	65,475
Corporate bonds	2,483,408	2,618,272
Total non-current	2,545,598	2,683,747

Current
Financial borrowings	12,167	47,738
Corporate bonds	41,654	22,204
Total current	53,821	69,942
Total	2,599,419	2,753,689

As of March 31, 2026, and December 31, 2025 the fair value of the Company’s CB amount approximately to $ 2,586,303 million and $ 2,666,318 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period or year (fair value Level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its indebtedness´ contracts.

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.4.1 Borrowings´ evolution:

The evolution of the consolidated borrowings for the three-month periods ended March 31, 2026 and 2025 is disclosed below:

	03.31.2026	03.31.2025
Borrowings at the beginning of the year	2,753,689	2,145,013
Proceeds from borrowings	-	47,700
Payment of borrowings	(32,581)	(74,142)
Accrued interest	45,831	36,966
Payment of interests	(30,524)	(39,094)
Repurchase and redemption of CB	(2,832)	(377,408)
Result from repurchase of CB	(354)	(71)
Foreign currency exchange difference	-	(518)
Borrowing costs capitalized in property, plant and equipment	4,570	-
Exchange differences on translation	(138,380)	77,644
Borrowings at the end of the period	2,599,419	1,816,090

12.4.2 CB Issuance Program and frequent issuer prospectus

The latest update of the CB global program and the frequent issuer prospectus, including information as of December 31, 2025, was approved by CNV Resolutions No. RE-2026-27928092-APN-GE#CNV and No. RE-2026-27853437-APN-GE#CNV dated March 18, 2026.

43

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.4.3 CB

On April 1, 2026, the Company issued Class 27 CB for a nominal amount of US$ 200 million at a 5.49% fixed annual interest rate and maturing on April 1, 2029.

12.4.4 Partial Application of Proceeds – Class 26 CB

In compliance with CNV General Resolution No. 1,095/25, it is hereby reported, as a sworn statement, that as of March 31, 2026, the Company has partially applied a total of US$ 354 million of the Class 26 CB issuance, with US$ 96 million pending application.

Likewise, and in accordance with the use of proceeds disclosed in the issuance documents of the Class 26 CB, it is informed that such funds have been applied as follows: (i) placement agents’ fees and other issuance expenses; (ii) working capital contributions in Argentina; (iii) investments in property, plant and equipment in Argentina; and (iv) refinancing and redemption of the Company’s existing liabilities.

12.4.5 Bank borrowings

During the three-month period ended March 31, 2026, the Company repaid bank debt totaling US$ 23 million. Post-closing, the Company took out net bank financing for US$ 26 million (borrowings totaling US$ 34 million, net of repayments for US$ 8 million).

44

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5 Trade and other payables

	Note	03.31.2026	12.31.2025
Non-current
Customer guarantees		33	35
Trade payables		33	35

Compensation agreements		97,041	102,166
Leases liability		14,055	21,442
Contractual penalty debt		-	592
Other		696	696
Other payables		111,792	124,896
Total non-current		111,825	124,931

Current
Suppliers		354,574	455,296
Customer advances		11,318	19,512
Related parties	16	60,749	42,241
Trade payables		426,641	517,049

Compensation agreements		18,855	19,851
Leases liability		29,601	31,264
Arbitral award liability		44,313	-
Contractual penalty debt		2,248	2,367
Various creditors		6,217	6,280
Other payables		101,234	59,762

Total current		527,875	576,811

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For other non-current liabilities, fair values do not significantly differ from book values.

45

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6 Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2026 and December 31, 2025:

As of March 31, 2026	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	545,112	-	-	545,112
Corporate bonds	34,409	-	-	34,409
Mutual funds	23,490	-	-	23,490
Shares	9,884	-	42,981	52,865
Cash and cash equivalents
Mutual funds	138,381	-	-	138,381
Other receivables
Guarantee deposits	5	-	-	5
Total assets	751,281	-	42,981	794,262
Derivative financial instruments	-	250,689	-	250,689
Total liabilities	-	250,689	-	250,689

As of December 31, 2025	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	448,832	-	-	448,832
Corporate bonds	68,219	-	-	68,219
Mutual funds	12,023	-	-	12,023
Shares	7,066	-	45,251	52,317
Cash and cash equivalents
Mutual funds	566,946	-	-	566,946
Derivative financial instruments	-	75,562	-	75,562
Other receivables
Guarantee deposits	205,161	-	-	205,161
Total assets	1,308,247	75,562	45,251	1,429,060

46

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was mainly determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the equity interest in TJSM, TMB thermal power plants and Oldelval.

12.7 Hedge accounting

During 2025 and 2026, the Company entered into forward crude oil sale contracts, without physical delivery, and designated a portion of these derivative financial instruments as cash flow hedges.

The Company applies cash flow hedge accounting to certain transactions to manage the international reference price risk associated with a specific volume of forecasted crude oil sales for the May 2025-April 2027 period, thereby ensuring stable cash flows.

As of March 31, 2026, the fair value of forward crude oil sale contracts designated as hedges amounts to a $ 266,216 million (US$ 186 million) loss, recognized in other comprehensive income as the hedge is effective; this amount is expected to be fully reclassified to profit or loss during the April 2026-April 2027 period, as the hedged crude oil sales are recognized in earnings.

The amount reclassified from other comprehensive income to revenue, from designated hedges, generated a $ 28,753 million (US$ 21 million) loss during the January - March 2026 period.

The contracts are entered into in markets or with financial institutions with high credit ratings; therefore, the Company considers that there are no significant credit risks to its operations as a result of its derivative activities.

47

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 13: EQUITY COMPONENTS

13.1 Share Capital

As of March 31, 2026, the capital stock amounts to $ 1,364 million, including $ 4 million of treasury shares.

To comply with the provisions established by the CNV, the breakdown of the translation differences originated in the share capital and capital adjustment accounts is detailed below:

	03.31.2026
	Share capital	Share capital adjustment
At the beginning of the year	51,216	267,965
Variation of the period	(2,638)	(13,802)
At the end of the period	48,578	254,163

	03.31.2025
	Share capital	Share capital adjustment
At the beginning of the year	35,932	187,995
Variation of the period	1,518	7,941
At the end of the period	37,450	195,936

13.2 Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing operations. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

48

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of March 31, 2026 and 2025, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	03.31.2026	03.31.2025
Earning attributable to equity holders of the Company	293,366	161,886
Weighted average amount of outstanding shares	1,360	1,360
Basic and diluted earnings per share	215.71	119.03

13.3 Distribution of profits

Dividends distributed to individuals, undivided estates or foreign beneficiaries derived from profits generated during fiscal years beginning on or after January 1, 2018 are subject to a 7% withholding tax. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

The Company may pay and distribute dividends and any other type of profits to its shareholders, except if: (i) there is an event of breach; or (ii) the Company is not in a position to incur debt under the indentures governing the Class 21, Class 23, Additional Class 23 and Class 26 CB. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has complied with all commitments set forth in the indentures governing the above-mentioned CB.

49

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcile net profit to cash flows from operating activities

	Note	03.31.2026	03.31.2025
Income tax	10.6	(97,637)	(3,029)
Accrued interest		47,648	8,008
Depreciations and amortizations	9, 10.1 and 10.2	173,620	89,297
Share of profit from associates and joint ventures	5.1.2	(93,833)	(48,144)
Results for property, plant and equipment sale and derecognition	10.4	3,100	-
Impairment of intangible assets and inventories		1,339	807
Impairment of financial assets		1,488	212
Result from present value measurement	10.5	2,193	2,279
Changes in the fair value of financial instruments		(6,063)	(28,902)
Exchange differences, net		9,500	(9,333)
Result from repurchase of CB	10.5	(354)	(71)
Costs of concessions agreements completion	10.4	788	218
Constitution (Recovery) of provision for contingecies, net	10.4	5,481	(7,199)
Provision for environmental remediation	10.4	416	77
Accrual of defined benefit plans	9 and 10.2	2,738	3,424
Compensation agreements	10.2	-	372
Earned dividends	10.4	(3,424)	-
Other		(332)	1
Adjustments to reconcile net profit to cash flows from operating activities		46,668	8,017

50

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2 Changes in operating assets and liabilities

	03.31.2026	03.31.2025
Increase in trade receivables and other receivables	(670,632)	(120,920)
Increase in inventories	(624)	(25,664)
Increase in trade and other payables	36,008	82,195
Decrease in salaries and social security payables	(20,060)	(14,370)
Defined benefit plans payments	(963)	(604)
(Decrease) increase in tax liabilities	(7,106)	4,342
Decrease in provisions	(1,441)	(1,784)
Payments for derivative financial instruments, net	(8,747)	(45)
Changes in operating assets and liabilities	(673,565)	(76,850)

14.3 Significant non-cash transactions

	03.31.2026	03.31.2025

Acquisition of property, plant and equipment through an increase in trade payables	(138,795)	(105,002)
Borrowing costs capitalized in property, plant and equipment	(4,570)	-
Decrease in other receivables through an increase in financial assets at fair value through profit or loss	205,156	-
Decrease in provisions through an increase in other payables	(44,313)	-
Increase in intangible assets through the reduction of other receivables	(490)	-
Decrease in financial assets at fair value through profit and loss through an increase in trade receivables, net	-	(69,572)
Decrease in other receivables through intangible assets		(664)

51

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

During the three-month period ended March 31, 2026, the following changes were identified in relation to the contingent liabilities and assets reported in the Consolidated Financial Statements as of December 31, 2025:

15.1 Environmental claims

In the case brought by ASSUPA before the CSJN, mainly seeking remediation by defendants of the alleged environmental damage caused by hydrocarbon activity in the Neuquina Basin, it was decided to defer the analysis of the defenses raised by the defendants until the time of judgment, and the case is currently in the evidentiary period.

15.2 Administrative claims

In the declaratory action filed by the Company before the CSJN, following the declaration that the Province of Neuquén’s concession for the Veta Escondida block had expired, the Province of Neuquén and the Company entered into a settlement agreement dated March 4, 2026, which was approved by Provincial Decree No. 2026-01344823-NEU-GPN. Pursuant to this agreement, the dispute is resolved and the parties agreed that: (i) the Province revokes the declaration of expiration of the concession; (ii) Pampa withdraws the declaratory action filed before the CSJN; and (iii) Pampa undertakes to continue with the abandonment plan in the area for the purposes of relinquishing the concession to the Province.

15.3 Civil and Commercial Claims

In 2025, the Company initiated claims against ENARSA for breaches of the agreements entered into under the Gas.Ar Plan, seeking payment of certain overdue gas supply invoices in the amount of $ 53,753 million, plus interest. The claims are currently at an initial stage.

52

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of March 31, 2026	Trade receivables	Other receivables	Trade payables
	Current	Current	Current
Associates and joint ventures
CTB	224	15	-
TGS	11,430	3,526	22,783
Transener	55	169	30
Other related parties
SACDE	162	208	37,936
	11,871	3,918	60,749

As of December 31, 2025	Trade receivables	Other receivables	Trade payables
	Current	Current	Current
Associates and joint ventures
CTB	235	15	-
TGS	11,207	6,326	23,305
Transener	43	157	439
Other related parties
SACDE	92	161	18,497
	11,577	6,659	42,241

53

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for three - month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees and compensation for services (3)			Other operating income (expenses), net (4)
	2026	2025	2026	2025	2026		2025	2026		2025
Associates and joint ventures
CTB	564	423	-	-	-		-	-		-
TGS	21,253	13,112	(39,246)	(27,614)	-		-	-		-
Transener	-	-	(6,060)	(4)	-		-	182		147

Other related parties
Fundación	-	-	-	-	-		-	(624)	-	(504)
SACDE	-	-	(62,626)	(48,652)	-		-	149		142
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(199)	-	(23)	-		-
Other	-	-	(44)	-	-	-	-	-		-
	21,817	13,535	(107,976)	(76,270)	(199)		(23)	(293)		(215)

(1)	Correspond mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services and other services imputed to cost of sales for $ 45,350 million and $ 27,618 million and infrastructure works contracted to SACDE charged in property, plant and equipment for $ 62,626 million and $ 48,652 million, of which $ 13,319 million and $ 14,087 million, correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the three-month periods ended March 31, 2026 and 2025, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations expenses and operating leases income.

Operations for three - month period	Financial income (1)		Dividends collection
	2026	2025	2026	2025
Associates and joint ventures
TGS	104	224	-	-

Other related parties
Oldelval	-	-	375	-
	104	224	375	-

(1)	Correspond mainly to accrued interest on loans granted.

54

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 03.31.2026	Total 12.31.2025

ASSETS

NON-CURRENT ASSETS
Other receivables	US$	44.17	1,382.00	61,042	61,210
Total non-current assets				61,042	61,210

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	405.06	1,382.00	559,795	525,329
Derivative financial instruments	US$	-	1,382.00	-	75,555
Trade and other receivables	US$	562.37	1,382.00	777,200	470,777
	CLP	8,327.90	1.49	12,409	11,073
	U$	1.17	34.14	40	43
Cash and cash equivalents	US$	169.77	1,382.00	234,615	981,029
	CLP	47.31	1.49	70	31
	EUR	0.01	1,598.28	11	12
	BOB	0.010	200.01	2	-
Total current assets				1,584,142	2,063,849
Total assets				1,645,184	2,125,059

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	46.62	1,382.00	64,433	111,634
Borrowings	US$	1,841.97	1,382.00	2,545,598	2,683,747
Trade and other payables	US$	80.41	1,382.00	111,128	124,234
Total non-current liabilities				2,721,159	2,919,615

CURRENT LIABILITIES
Provisions	US$	8.30	1,382.00	11,470	12,140
Tax liabilities	US$	0.26	1,382.00	355	249
	CLP	1,487.49	1.49	2,217	381
	U$	25.55	34.14	872	1,472
Salaries and social security payable	CLP	2.39	1.49	4	4
Derivative financial instruments	US$	181.40	1,382.00	250,689	-
Borrowings	US$	38.94	1,382.00	53,821	69,942
Trade and other payables	US$	321.45	1,382.00	444,236	426,963
	EUR	3.72	1,598.28	5,945	6,454
	CLP	-	-	-	12
	BOB	0.11	200.01	23	5
	GBP	0.04	1,828.52	74	-
	U$	0.42	34.14	14	7
Total current liabilities				769,720	517,629
Total liabilities				3,490,879	3,437,244
Net Position Liability				(1,845,695)	(1,312,185)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on March 31, 2026 according to the BNA for U.S. dollars (US$), euros (EUR), chilean pesos (CLP), pounds sterling (GBP), bolivian pesos (BOB) and uruguayan pesos (U$).

55

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 18: INVESTMENT COMMITMENTS

Development and evacuation projects in Vaca Muerta

Rincón de Aranda Development – RDA Project

Within the framework of the expansion of projects eligible under the RIGI established by PEN Executive Order No. 105/26 (see Note 2.5.2.2), on March 9, 2026, the Company, through its SVP Pampa Energía S.A. – Sucursal Dedicada Proyecto RDA, submitted an application to adhere to the RIGI as a long-term strategic export project related to the development of new shale oil wells and the construction of associated infrastructure in the Rincón de Aranda block (“RDA Project”).

The total estimated investment for the RDA Project amounts to approximately US$ 4,500 million.

NOTE 19: INCIDENT AT HINISA

During the period ended March 31, 2026, HINISA recorded $ 685 million losses corresponding to costs related to the incident arising from the weather event of January 11, 2025, which forced the Nihuil II and III power plants out of service.

In addition, HINISA continued the proceedings with the adjusters appointed by the insurance companies and, as of March 31, 2026, has received advance payments of $ 2,368 million, recognized under the insurance recovery line item, as reimbursement for the cleaning and remediation expenses necessary to determine the final damages and costs, as well as the loss of profit coverage.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the final cost of the incident and the amount of the insurance proceeds have not yet been assessed by HINISA.

NOTE 20: TERMINATION OF HYDROELECTRIC CONCESSIONS

On April 15, 2026, the Province of Mendoza sent a note to HINISA, noting that the company has acted diligently in restoring the power plants following the incident caused by the weather event of January 11, 2025, and that, given that it is progressing with the preparation of the tender documents, it requires providing greater certainty to potential tenderers regarding the receivables arising from the incident-related insurance coverage. For such purpose, it requested HINISA to evaluate alternatives to allow the assignment of such receivables to Hidroelectricidad Mendocina S.A. (future holder of the assets pursuant to Law No. 9,486 of the Province of Mendoza).

On April 22, 2026, HINISA’s Board of Directors approved the execution of the assignment agreement of HINISA’s contractual position under its insurance policies with respect to consequential damages, excluding the amounts required to cover the works performed and currently under execution by HINISA.

56

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 21: DOCUMENTATION SAFEKEEPING

In compliance with CNV General Resolution No. 629/14, the Company, infoms having sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A. (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 22: SUBSEQUENT EVENTS

22.1 Ordinary and Extraordinary General Shareholders’ Meeting

On April 7, 2026, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved, among other matters:

- to approve the allocation of results for the year ended December 31, 2025, with reported profits for $ 495,789 million, which, plus appropriated translation differences of $ 15,742 million, resulted in total retained earnings of $ 511,531 million, to be allocated to the voluntary reserve;

- to reduce share capital by $ 19,920,279, with the corresponding cancellation of treasury shares held by the Company and its subsidiaries as of the business day prior to the Shareholders’ Meeting date, totaling 19,920,279 shares; and

- to extend the term of the CB issuance program for an additional five-year period as from December 9, 2026, the Program’s original maturity date.

22.2 UREA Project

On April 21, 2026, the Company, through its subsidiary FEPASAU, submitted an application for admission to the RIGI for the construction, operation and management of a 6,000-tn/d of granulated urea production complex in Bahía Blanca, where ammonia and other fertilizers will also be produced (the “UREA Project”). The UREA Project will be supplied with gas from Vaca Muerta and aims to produce 2.1 million tn/y of urea as from 2030, with a total estimated investment of approximately US$ 2,400 million.

57